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   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 18, 1998
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 3
                                       TO

                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            ------------------------

                         COOKER RESTAURANT CORPORATION
                                (NAME OF ISSUER)

                         COOKER RESTAURANT CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                        COMMON STOCK, WITHOUT PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   216284208
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              G. ARTHUR SEELBINDER
                             CHIEF EXECUTIVE OFFICER
                         COOKER RESTAURANT CORPORATION
                             5500 VILLAGE BOULEVARD
                         WEST PALM BEACH, FLORIDA 33407
                                 (561) 615-6000
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   Copies To:

                               PAUL S. BIRD, ESQ.
                              DEBEVOISE & PLIMPTON
                                875 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 909-6000

                            ------------------------

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     This Amendment further amends and supplements the Issuer Tender Offer
Statement on Schedule 13E-4 filed by Cooker Restaurant Corporation, an Ohio corporation (the "Company"), with the Securities and Exchange Commission (the "SEC") on August 12, 1998, as amended by Amendment No. 1 thereto, filed with the SEC by the Company on August 21, 1998, and Amendment No. 2 thereto, filed with the SEC by the Company on September 11, 1998 (as so amended, the "Schedule 13E-4"), relating to a tender offer by the Company to purchase up to 4,000,000 shares (or such lesser number of shares as are validly tendered and not withdrawn) of its Common Stock without par value (such shares, together with the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of February 1, 1990, between the Company and National City Bank as Rights Agent, are hereinafter referred to as the "Shares"), at prices not greater than $12.00 nor less than $10.50 net per Share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 12, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal, which, as they may be amended from time to time, together constitute the "Offer," copies of which are attached as Exhibits (a)(1) and
(a)(2), respectively, to the Schedule 13E-4. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule 13E-4.

ITEM 1.  SECURITY AND ISSUER.

     Upon the terms and subject to the conditions set forth in the Offer, the Company is extending the Offer and the Offer, proration period and withdrawal rights will now expire at 5:00 p.m., New York City time, on Friday, September 25, 1998, unless further extended by the Company.

     (b) The information set forth in the sections of the Supplement to the Offer to Purchase captioned "1. Introduction" and "7. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" is incorporated herein by reference.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in the sections of the Supplement to the Offer to Purchase captioned "3. Purpose of the Offer; Certain Effects of the Offer" and "4. Source and Amount Funds" is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)-(j) The information set forth in the sections of the Supplement to the Offer to Purchase captioned "1. Introduction," "3. Purpose of the Offer; Certain Effects of the Offer," "4. Source and Amount of Funds" and "7. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in the sections of the Supplement to the Offer to Purchase captioned "1. Introduction," "3. Purpose of the Offer; Certain Effects of the Offer," "4. Source and Amount of Funds" and "7. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" is incorporated herein by reference.

ITEM 7.  FINANCIAL INFORMATION.

     The information set forth in the section of the Supplement to the Offer to Purchase captioned "6. Certain Information Concerning the Company" is incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

     (e) The information set forth in the Supplement to the Offer to Purchase, a copy of which is attached hereto as Exhibit (a)(16), is incorporated herein by reference.

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ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(16)  Supplement to the Offer to Purchase, dated September 18,
         1998.
   (17)  Form of Press Release, dated September 17, 1998.
   (18)  Form of Letter to Shareholders of the Company from G. Arthur
         Seelbinder, Chairman and Chief Executive Officer.
   (19)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees.
   (20)  Form of Letter to Participants in the Company's 401(k) Plan.
   (21)  Form of Letter to Participants in the Company's Employee
         Stock Purchase Plan.
 (b)(3)  Commitment letter, dated September 15, 1998, from The CIT
         Group/Equipment Financing, Inc. to the Company.
    (4)  Commitment letter, dated September 14, 1998, from
         NationsBank of Tennessee, N.A. to the Company.
    (5)  Commitment letter, dated September 16, 1998, from First
         Union National Bank to the Company.
(c)(10) Letter, dated September 17, 1998, from G. Arthur Seelbinder to the Company.

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

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

                                          COOKER RESTAURANT CORPORATION

                                          By: /s/ G. ARTHUR SEELBINDER
                                            ------------------------------------
                                            Name: G. Arthur Seelbinder
                                            Title: Chairman and Chief Executive
                                              Officer

Dated: September 18, 1998

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                                 EXHIBIT INDEX

EXHIBIT
  NO.                              DESCRIPTION
--------                           -----------
 (a)(16)   Supplement to the Offer to Purchase, dated September 18,
           1998.
    (17)   Form of Press Release, dated September 17, 1998.
    (18)   Form of Letter to Shareholders of the Company from G. Arthur
           Seelbinder, Chairman and Chief Executive Officer.
    (19)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees.
    (20)   Form of Letter to Participants in the Company's 401(k) Plan.
    (21)   Form of Letter to Participants in the Company's Employee
           Stock Purchase Plan.
  (b)(3)   Commitment letter, dated September 15, 1998, from The CIT
           Group/Equipment Financing, Inc. to the Company.
     (4)   Commitment letter, dated September 14, 1998, from
           NationsBank of Tennessee, N.A. to the Company.
     (5)   Commitment letter, dated September 16, 1998, from First
           Union National Bank to the Company.
 (c)(10)   Letter, dated September 17, 1998, from G. Arthur Seelbinder to the Company.

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